Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2021

Financial Highlights

For the three months ended December 31, 2021, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $72.1 million, operating income of $26.0 million and net income of $23.1 million.

•	Generated Adjusted EBITDA of $52.0 million (1)

•	Generated distributable cash flow of $23.3 million (1)

•	Reported a distribution coverage ratio of 1.28 (2)

•	Reported $117.3 million in available liquidity, which included cash and cash equivalents of $62.3 million at December 31, 2021 (compared to $121.6 million of available liquidity and $66.6 million of cash and cash equivalents at September 30, 2021)

Other Partnership Highlights and Events

•	Fleet operated with 100% utilization for scheduled operations and 96% utilization taking into account both the scheduled drydocking of the Tordis Knutsen, which was offhire for 35 days in connection with her drydocking in the fourth quarter of 2021, and the offhire of 27 days related to the installation of the volatile organic compound (“VOC”) emissions recovery plant on the Bodil Knutsen.

•	On February 10, 2022, the Partnership paid a quarterly cash distribution of $0.52 per common and Class B unit with respect to the quarter ended December 31, 2021 to all common and Class B unitholders of record on January 28, 2022. On February 10, 2022, the Partnership paid a cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended December 31, 2021 in an aggregate amount equal to $1.7 million.

•	The charterer of the Anna Knutsen, Galp Sinopec, did not notify the Partnership by the due date of its intention to exercise its option to extend the time charter of the vessel and, as a consequence, the vessel was effectively redelivered to the Partnership on February 14, 2022 at the start of its mobilization trip to Europe for the vessel’s planned drydock. On February 11, 2022 the Partnership agreed on the commercial terms for a new time charter contract for the Anna Knutsen with a major oil company to commence in the second quarter of 2022 for a fixed period, at the charterer’s option, of either (a) one year, with options for the charterer to extend the time charter by up to four further one-year periods, or (b) two years, with options for the charterer to extend the time charter by up to three further one-year periods.

•	The Partnership has entered into a new time charter agreement for the Tordis Knutsen with Petrobras that commenced on February 23, 2022 for a fixed period of five months, with an option for the charterer to extend the charter by one month.

•	The Partnership has entered into a new time charter contract for the Bodil Knutsen with Equinor to commence in the fourth quarter of 2023 or the first quarter of 2024. The new charter is for a fixed period, at the charterer’s option, of either one year or two years with options for the charterer to extend the charter, in either case, by two further one-year periods.

•	The Partnership has entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025. The new charter is for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “Even as one of our vessels underwent scheduled drydocking, the Partnership maintained very high fleet utilization during the fourth quarter of 2021, generating strong cash-flow and providing solid coverage for our distribution to unitholders. We have also made good progress in agreeing a combination of interim and longer-term employment contracts for a number of our vessels coming into the charter market, and we remain highly focused on securing further coverage for the quarters ahead. In the medium term and beyond, with high oil prices continuing to incentivize production and major shuttle tanker customers, particularly in Brazil, committing extensive capex to the FPSOs that will serve as the basis for their deep-water expansion, we believe that KNOP is well positioned to service the significant growth that we expect in the shuttle tanker-serviced offshore oil fields where we operate.”

(1)   EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Financial Results Overview

Total revenues were $72.1 million for the three months ended December 31, 2021 (the “fourth quarter”), compared to $66.6 million for the three months ended September 30, 2021 (the “third quarter”). The increase was mainly due to full earnings for the Windsor Knutsen after starting up the contract with PetroChina in the third quarter of 2021, full earnings for the Vigdis Knutsen after a COVID-19 outbreak on board in the third quarter and loss of hire recoveries in the fourth quarter related to the Tordis Knutsen due to a technical fault on its azimuth thruster in the third quarter.

Vessel operating expenses for the fourth quarter of 2021 were $18.5 million, an increase of $0.8 million from $17.7 million in the third quarter of 2021. The increase is mainly related to increased bunkers costs for the Tordis Knutsen in connection with its voyage to drydocking.

Depreciation was $26.0 million for the fourth quarter, a decrease of $0.1 million from $26.1 million in the third quarter. The decrease is related to drydock adjustments for the Tordis Knutsen in the fourth quarter.

General and administrative expenses were $1.6 million for the fourth quarter compared to $1.7 million for the third quarter.

As a result, operating income for the fourth quarter was $26.0 million, compared to $21.1 million for the third quarter.

Interest expense for the fourth quarter was $6.6 million, a decrease of $0.6 million from $7.2 million for the third quarter. The decrease was mainly due to higher amortization costs in the third quarter for the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen in connection with the $345 million refinancing and the expensing of certain amortization costs related to the vessels’ previous financing.

Realized and unrealized gain on derivative instruments was $4.1 million in the fourth quarter, compared to a gain of $0.1 million in the third quarter. The unrealized non-cash element of the mark-to-market gain was $6.3 million for the fourth quarter of 2021, compared to a gain of $2.0 million for the third quarter of 2021. All of the unrealized gain for the third quarter and the fourth quarter of 2021 is related to a mark-to-market gain on interest rate swaps.

As a result, net income for the fourth quarter of 2021 was $23.1 million compared to $13.5 million for the third quarter of 2021.

Net income for the fourth quarter of 2021 decreased by $1.5 million to $23.1 million from a net income of $24.6 million for the three months ended December 31, 2020. Operating income for the fourth quarter of 2021 decreased by $4.4 million to $26.0 million, compared to operating income of $30.4 million in the fourth quarter of 2020, mainly due to lower utilization of the fleet due to offhire in connection with scheduled drydocking and the VOC recovery plant installation on the Bodil Knutsen, and increased depreciation costs for the fleet related to the Partnership’s change of the useful life estimate of the vessels from 25 years to 23 years. This decrease was partially offset by the inclusion of the Tove Knutsen in results of operations from December 31, 2020 and increased earnings from the Windsor Knutsen after starting up the contract with PetroChina. Total finance expense for the fourth quarter of 2021 decreased by $3.0 million to $2.8 million, compared to finance expense of $5.8 million for the fourth quarter of 2020. The decrease in finance expense was mainly due to an increase in unrealized gain on derivative instruments. This was partially offset by increased interest expense for the Raquel Knutsen in connection with the sale and leaseback transaction, as a result of which both the financial obligation and interest rate increased, and by including the Tove Knutsen in results from December 31, 2020.

Distributable cash flow was $23.3 million for the fourth quarter of 2021, compared to $18.6 million for the third quarter of 2021. The increase in distributable cash flow was mainly due to an overall higher utilization for the fleet due to several offhires in the third quarter and loss of hire insurance recoveries for the Tordis Knutsen in the fourth quarter. This was offset by lower contributions from the Bodil Knutsen in the fourth quarter in connection with VOC recovery plant installation which resulted in 27 days of offhire in the fourth quarter. The distribution declared for the fourth quarter was $0.52 per common and Class B unit, equivalent to an annualized distribution of $2.08.

COVID-19

The outbreak of the coronavirus (“COVID-19”) continues to affect global economic activity; however the Partnership has to date avoided any serious or sustained operational impacts, and there have been no effects on the Partnership’s contractual position. Steady progress in vaccinations and further signs of global economic recovery continue to cautiously increase optimism.

The Partnership’s focus remains on ensuring the health and safety of its employees and crew onboard while providing safe and reliable operations for its customers, and a large number of practical steps and changes have been made and taken towards this aim. While full or partial crew changes on all of the Partnership’s vessels have been continuing, the situation remains challenging for the maritime industry as a whole owing to travel restrictions and quarantine regulations that are ongoing in many countries.

Costs related to the movement of maritime personnel and vessel operational logistics, including repairs and maintenance, remain challenging. The Partnership remains vigilant to address any changes related to the health, safety and wellbeing of personnel, or to government restrictions and other matters potentially affecting operations.

Other than 17 days of off-hire incurred as a result of a COVID-19 outbreak on the Vigdis Knutsen in July 2021 and the 5 days of off-hire incurred as a result of a COVID-19 outbreak on the Raquel Knutsen in February 2022, each of which was quickly contained with no serious ill-health caused to any persons affected, the Partnership has not had any material service interruptions on its time-chartered vessels as a result of COVID-19; however the potential impact of COVID-19 on the Partnership’s business, financial condition and results of operating remains uncertain.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may yet still lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 had a negative impact on the demand for shuttle tankers and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could continue through at least the majority of 2022. This has affected the timing and number of new offshore projects and overall oil production profiles in the short-term, which has impacted the demand and pricing for shuttle tankers. If this situation persists, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years.

Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that as economic activity begins to regain traction, the Partnership will be well-placed to capture new opportunities, particularly given an absence of speculative vessel ordering in the shuttle tanker sector.

Although the Partnership is exposed to credit risk associated with individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors and Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), largely insulate the Partnership from this risk. In particular, charter hire is payable in advance and the services the Partnership performs are of a critical nature for the Partnership’s customers. Notwithstanding, any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

Operational Review

The Partnership’s vessels operated throughout the fourth quarter of 2021 with 100% utilization for scheduled operations and 96% utilization taking into account both the scheduled drydocking of the Tordis Knutsen, which was offhire for 35 days in connection with her drydocking in the fourth quarter of 2021, and the offhire of 27 days related to the installation of the VOC emissions recovery plant on the Bodil Knutsen.

The Bodil Knutsen is currently operating under a time charter contract with its sponsor, Knutsen NYK; which expires in April 2022. The charterer has two further one-month extension options. The Partnership has also entered into a new time charter contract for the Bodil Knutsen with Equinor to commence in the fourth quarter of 2023 or the first quarter of 2024. The new charter is for a fixed period, at the charterer’s option, of either one year or two years with options for the charterer to extend the charter, in either case, by two further one-year periods. The Partnership is still seeking short term to mid-term charter employment for the vessel and the time charter with Knutsen NYK can be terminated early should such an employment opportunity arise.

The Tordis Knutsen was redelivered from the charterer on November 26, 2021, and thereafter started on her mobilization trip to Europe for her planned 5-year special survey drydocking, The vessel completed this work and on February 23, 2022 the vessel commenced a new time charter contract with Petrobras for a fixed period of five months with an option for the charterer to extend the charter by one month.

The Anna Knutsen was redelivered from the charterer on February 14, 2022 and started on its mobilization trip to Europe in order to complete her planned 5-year special survey drydocking. On February 11, 2022 the Partnership agreed on the commercial terms for a new time charter contract for the Anna Knutsen with a major oil company to commence in the second quarter of 2022 for a fixed period, at the charterer’s option, of either (a) one year, with options for the charterer to extend the time charter by up to four further one-year periods, or (b) two years, with options for the charterer to extend the time charter by up to three further one-year periods.

The Windsor Knutsen is operating on a one-year time charter contract with PetroChina with charterer’s options to extend the charter by one one-year period and then one six-month period, for operation in Brazil. The Partnership has entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025. The new charter is for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods.

As anticipated, the Vigdis Knutsen was redelivered by the charterer on March 5, 2022 and started her mobilization trip to Europe for her planned 5-year special survey drydocking.

Financing and Liquidity

As of December 31, 2021, the Partnership had $117.3 million in available liquidity, which consisted of cash and cash equivalents of $62.3 million and $55.0 million of capacity under its existing revolving credit facilities. The revolving credit facilities mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of December 31, 2021 were $974.6 million ($967.1 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the fourth quarter of 2021 was approximately 2.06% over LIBOR.

As of December 31, 2021, the Partnership had entered into various interest rate swap agreements for a total notional amount of $462.3 million to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2021, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.88% under its interest rate swap agreements, which have an average maturity of approximately 3.4 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2021, the Partnership’s net exposure to floating interest rate fluctuations was approximately $360.8 million based on total interest-bearing contractual obligations of $974.6 million, less the Raquel Knutsen sale & leaseback facility of $89.2 million, less interest rate swaps of $462.3 million and less cash and cash equivalents of $62.3 million. The Partnership’s outstanding interest-bearing contractual obligations of $974.6 million as of December 31, 2021 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
2022	$4,960	$85,996	$—	$90,956
2023	5,177	79,768	225,906	310,851
2024	5,418	38,107	123,393	166,918
2025	5,640	28,372	65,506	99,518
2026 and thereafter	68,010	18,822	219,521	306,353
Total	$89,205	$251,065	$634,326	$974,596

ATM Program

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc., as the Agent. Under the terms of the at the market sales agreement, the Partnership may offer and sell up to $100 million of common units from time to time through the Agent.

From October 1, 2021 to December 31, 2021, the Partnership sold 41,940 common units under the program at an average gross sales price of $20.06 per unit and received net proceeds, after sales commissions, of $0.83 million. The Partnership paid an aggregate of $0.01 million in sales commissions to the Agent in connection with such sales.

Distributions

On February 10, 2022, the Partnership paid a quarterly cash distribution of $0.52 per common unit and Class B unit with respect to the quarter ended December 31, 2021 to all common and Class B unitholders of record on January 28, 2022. On February 10, 2022, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2021 in an aggregate amount equal to $1.7 million.

Assets Owned by Knutsen NYK

In October 2020, Knutsen NYK took delivery of Tove Knutsen’s sister vessel, the Synnøve Knutsen. Upon delivery, the vessel operated under a short-term contract with Petrobras in Brazil and then commenced on a 5-year time charter contract with Equinor in February 2022. Equinor has the option to extend the Synnnøve Knutsen charter for up to a further 15 years.

In February 2021, Tuva Knutsen, was delivered to Knutsen NYK from the yard and commenced on a 5-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further 10 years.

In November 2021, Live Knutsen, was delivered to Knutsen NYK from the yard in China and commenced on a 5-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further 6 years.

Knutsen NYK has three additional newbuildings under construction, all of which are secured on long-term charters from delivery.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Outlook

As of December 31, 2021, the Partnership’s fleet of seventeen vessels had an average age of 8.0 years and had charters with an average remaining fixed duration of 2.0 years. In addition, the charterers of the Partnership’s time charter vessels had options to extend their charters by an additional 2.7 years on average. As of December 31, 2021, the Partnership had $560 million of remaining contracted forward revenue, excluding options.

The Partnership’s earnings for the first quarter of 2022 will be affected by the planned 5-year special survey dry dockings of the Tordis Knutsen, Anna Knutsen and Vigdis Knutsen. The estimated aggregate off hire related to the scheduled drydocking of the above vessels will be approximately 130 days and the costs are expected to fall predominantly in the first quarter of 2022. Although the Partnership’s distribution coverage in the first quarter of 2022 will be affected by such concentrated drydocking work, the impact is both scheduled and expected.

In addition, during February 2022, the Raquel Knutsen experienced 5 days offhire related to an outbreak of COVID-19. The outbreak was quickly contained, with no crew members experiencing severe symptoms, and the vessel subsequently returned to service.

Shuttle tanker demand continues to reflect the delays to offshore project development timelines following from the dramatic capex reductions instituted by offshore oil producers during the early days of the COVID-19 pandemic; however recent and increasing activity by the Partnership’s customers is encouraging. Despite this and the continuing recovery in oil demand together with increasing oil prices, the lag effect introduced by the delay in capex deployment continues to impact the shuttle tanker charter market at the current time.

Vessel newbuild prices continue to be significantly above those prices that were available throughout 2019, 2020 and 2021 and the Partnership expects this to continue for the foreseeable future due to heavy ordering of other types of vessels, notably in the LNG and container vessel markets. Such higher newbuild prices assist the competitiveness of the Partnership’s fleet during charter renewal discussions, where the ordering of a newbuild vessel might otherwise be a competitively priced alternative.

In addition, during 2021 nine shuttle tanker vessels were removed from the market for either repurposing or recycling and there are no new shuttle tankers entering the market on a speculative basis. While the softness in short-term demand for shuttle tankers seems likely to persist through at least the majority of 2022, several opportunities are being discussed with customers and the Partnership remains optimistic that it can secure further profitable charters for its vessels in the intervening periods (such as the charter agreed with Petrobras for the Tordis Knutsen) and beyond (such as the charters agreed with major oil companies for the Anna Knutsen as well as those for the Windsor Knutsen, Bodil Knutsen, Tordis Knutsen, Vigdis Knutsen and Lena Knutsen). Due to the niche nature of the shuttle tanker market, the integral role that shuttle tankers play in customers’ supply chains and the absence of speculative ordering (meaning that the vast majority of the global fleet are not ‘in the market’), the Partnership believes that these factors may materially strengthen the market.

The Board continues to expect significant mid to long-term expansion of deep and ultra-deep water offshore oil production in Pre-salt Brazil, and also some growth in the North Sea and the Barents Sea, and these growth assumptions are supported by publicly announced investment decisions made by the Partnership’s customers, most notably the large number of FPSO orders intended for Brazilian Pre-salt fields and the low marginal costs of oil production in those areas where the Partnership’s vessels operate. The Board believes that these factors will drive demand for existing and for newbuild shuttle tankers and that shuttle tanker demand growth will outpace net shuttle tanker supply growth in the mid to long-term. As such, the Board remains very positive with respect to the mid-to-long-term outlook for the shuttle tanker market and remains of the view that any near-to-mid-term market softness is largely transitory in nature.

Although the Partnership has not experienced any direct impacts on its business from the Russian invasion of Ukraine, some of its vessels’ crew members are Russian or Ukrainian nationals. The Partnership continues to monitor this situation closely, and is mindful that there may be restrictions or logistical challenges in employing both nationalities in the near future. The invasion may also lead to further regional and international conflicts or armed action and it is possible that such conflicts could disrupt supply chains and cause instability in the global economy.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday, March 10, 2022 at 11 AM (Eastern Time) to discuss the results for the fourth quarter of 2021, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-844-200-6205 from the US, dialing 1-833-950-0062 from Canada or 1-929-526-1599 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call).

•	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

March 9, 2022

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (by telephone +44 1224 618 420, or via email at ir@knotoffshorepartners.com)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31
(U.S. Dollars in thousands)	December 31, 2021	September 30, 2021	December 31, 2020	2021	2020
Time charter and bareboat revenues	$70,637	$66,559	$69,864	$269,306	$278,581
Loss of hire insurance recoveries	1,154	17	—	11,450	—
Other income (1)	342	3	(5)	373	641
Total revenues	72,133	66,579	69,859	281,129	279,222
Vessel operating expenses	18,501	17,659	15,565	72,114	61,005
Depreciation	25,974	26,070	22,466	99,559	89,743
Impairment (2)	—	—	—	29,421	—
General and administrative expenses	1,633	1,716	1,410	6,461	5,392
Total operating expenses	46,108	45,445	39,441	207,555	156,140
Operating income (loss)	26,025	21,134	30,418	73,574	123,082
Finance income (expense):
Interest income	—	2	4	2	125
Interest expense	(6,646)	(7,243)	(6,113)	(28,065)	(31,645)
Other finance expense	(337)	(265)	(203)	(1,011)	(705)
Realized and unrealized gain (loss) on derivative instruments (3)	4,146	69	245	9,960	(25,679)
Net gain (loss) on foreign currency transactions	60	(61)	257	(96)	57
Total finance income (expense)	(2,777)	(7,498)	(5,810)	(19,210)	(57,847)
Income (loss) before income taxes	23,248	13,636	24,608	54,364	65,235
Income tax benefit (expense)	(115)	(109)	(3)	(488)	(10)
Net income (loss)	23,133	13,527	24,605	53,876	65,225
Weighted average units outstanding (in thousands of units):
Common units	33,659	33,056	32,694	33,050	32,694
Class B units (4)	626	146	—	195	—
General Partner units	640	621	615	623	615

(1)	Other income for the three months ended and year-ended December 31, 2021 is mainly related to a credit from the The Norwegian Shipowners’ Mutual War Risks Insurance Association. For the year-ended December 31, 2020 other income is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result, the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(2)	The carrying value of the Windsor Knutsen was written down to its estimated fair value as of June 30, 2021.

(3)

Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2021	September 30, 2021	December 31, 2020	2021	2020
Realized gain (loss):
Interest rate swap contracts	$(2,200)	$(1,897)	$(2,018)	$(10,094)	$(3,528)
Foreign exchange forward contracts	—	—	—	—	(109)
Total realized gain (loss):	(2,200)	(1,897)	(2,018)	(10,094)	(3,637)
Unrealized gain (loss):
Interest rate swap contracts	6,346	1,966	2,263	20,054	(21,795)
Foreign exchange forward contracts	—	—	—	—	(247)
Total unrealized gain (loss):	6,346	1,966	2,263	20,054	(22,042)
Total realized and unrealized gain (loss) on derivative instruments:	$4,146	$69	$245	$9,960	$(25,679)

(4)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of December 31, 2021, 84,135 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2021	At December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$62,293	$52,583
Amounts due from related parties	2,668	5,726
Inventories	3,305	2,652
Other current assets	5,627	5,511
Total current assets	73,893	66,472

Long-term assets:
Vessels, net of accumulated depreciation	1,598,106	1,708,786
Right-of-use assets	2,742	1,490
Intangible assets, net	75	681
Derivative assets	1,015	—
Accrued income	1,450	2,867
Total Long-term assets	1,603,388	1,713,824
Total assets	$1,677,281	$1,780,296

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$3,872	$3,848
Accrued expenses	6,429	5,380
Current portion of long-term debt	88,578	184,188
Current lease liabilities	648	652
Current portion of derivative liabilities	6,754	10,695
Income taxes payable	548	86
Current portion of contract liabilities	1,518	1,518
Prepaid charter	6,186	5,424
Amount due to related parties	1,424	2,140
Total current liabilities	115,957	213,931

Long-term liabilities:
Long-term debt	878,548	846,157
Lease liabilities	2,093	838
Derivative liabilities	4,260	19,358
Contract liabilities	651	2,168
Deferred tax liabilities	228	295
Deferred revenues	2,529	—
Total long-term liabilities	888,309	868,816
Total liabilities	1,004,266	1,082,747
Commitments and contingencies
Series A Convertible Preferred Units (1)	84,308	89,264
Equity:
Partners’ capital:
Common unitholders	569,182	597,390
Class B unitholders (2)	9,031	—
General partner interest	10,494	10,895
Total partners’ capital	588,707	608,285
Total liabilities and equity	$1,677,281	$1,780,296

(1)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

(2)

On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2021, 84,135 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital
(U.S. Dollars in thousands) Three Months Ended December 31, 2020 and 2021	Common Units	Class B Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital	Series A Convertible Preferred Units
Consolidated balance at September 30, 2020	$592,708	$—	$10,806	$—	$603,514	$89,264
Net income (loss)	22,383	—	422	—	22,805	1,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,701)	—	(333)	—	(18,034)	(1,800)
Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264

Consolidated balance at September 30, 2021	$563,699	$10,786	$10,432	$—	$584,917	$84,308
Net income	21,135	(97)	395	—	21,433	1,700
Net proceeds from ATM program (1)	525	—	—	—	525	—
Conversion of Class B (one-eight) to common units	1,308	(1,308)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,485)	(350)	(333)	—	(18,168)	(1,700)
Consolidated balance at December 31, 2021	$569,182	$9,031	$10,494	$—	$588,707	$84,308

Year ended December 31, 2020 and 2021
Consolidated balance at December 31, 2019	$611,241	$—	$11,155	$—	$622,396	$89,264
Net income	56,953	—	1,072	—	58,025	7,200
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,804)	—	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2020	$597,390	$—	$10,895	$—	$608,285	$89,264
Net income	45,886	226	864	—	46,976	6,900
Conversion of preferred units to common units (2)	4,856	—	—	—	4,856	(4,856)
Net proceeds from issuance of General Partner units	—	—	451	—	451	—
Conversion of Class B (one-eight) to common units	1,308	(1,308)	—	—	—	—
IDR Exchange (3)	(10,079)	10,463	(384)	—	—	—
Net proceeds from ATM program (1)	525	—	—	—	525	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(70,704)	(350)	(1,332)	—	(72,386)	(7,000)
Consolidated balance at December 31, 2021	$569,182	9,031	$10,494	$—	$588,707	$84,308

(1)

In October 2021, the Partnership sold 41,940 common units under the ATM program at an average gross sales price of $20.06 per unit. Initial costs, including legal fees, related to the setup of the program were $0.3 million.

(2)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

(3)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of December 31, 2021, 84,135 of the Class B Units had been converted to common units.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$53,876	$65,225
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	99,559	89,743
Impairment	29,421	—
Amortization of contract intangibles / liabilities	(912)	(912)
Amortization of deferred debt issuance cost	3,519	2,503
Drydocking expenditure	(4,235)	(2,724)
Income tax expense	488	10
Income taxes paid	(83)	(87)
Interest expenses	24,546	29,141
Interest paid	(25,103)	(30,985)
Unrealized (gain) loss on derivative instruments	(20,054)	22,042
Unrealized (gain) loss on foreign currency transactions	13	(507)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	3,058	(3,039)
Decrease (increase) in inventories	(653)	(225)
Decrease (increase) in other current assets	(117)	(1,865)
Decrease (increase) in accrued revenue	1,418	1,108
Increase (decrease) in trade accounts payable	18	700
Increase (decrease) in accrued expenses	1,605	(15)
Increase (decrease) prepaid charter	763	(1,469)
Increase (decrease) in amounts due to related parties	(716)	597
Net cash provided by operating activities	166,411	169,241

INVESTING ACTIVITIES
Additions to vessel and equipment	(11,536)	(339)
Acquisition of Tove Knutsen (net of cash acquired)	—	(21,094)
Net cash used in investing activities	(11,536)	(21,433)

FINANCING ACTIVITIES
Proceeds from long-term debt	444,300	33,000
Repayment of long-term debt	(505,822)	(92,834)
Payment of debt issuance cost	(5,215)	(90)
Cash distributions	(79,386)	(79,336)
Net proceeds from issuance of General Partner units	451	—
Net proceeds from public offering	525	—
Net cash used in financing activities	(145,147)	(139,260)
Effect of exchange rate changes on cash	(18)	510
Net increase (decrease) in cash and cash equivalents	9,710	9,058
Cash and cash equivalents at the beginning of the period	52,583	43,525
Cash and cash equivalents at the end of the period	$62,293	$52,583

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, write-downs, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended December 31, 2021 (unaudited)	Three Months Ended September 30, 2021 (unaudited)
Net income (loss)	$23,133	$13,527
Add:
Depreciation	25,974	26,070
Other non-cash items; amortization of deferred debt issuance cost	624	1,137
Other non-cash items; accrued revenue	358	357
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(18,559)	(18,559)
Distribution to Series A Preferred Units	(1,700)	(1,700)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(6,346)	(1,966)
Distributable cash flow	$23,256	$18,638
Distributions declared	$18,168	$18,168
Distribution coverage ratio (1)	1.28	1.03

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Year Ended
(U.S. Dollars in thousands)	December 31, 2021 (unaudited)	December 31, 2020 (unaudited)	December 31, 2021 (unaudited)	December 31, 2020 (unaudited)
Net income (loss)	$23,133	$24,605	$53,876	$65,225
Interest income	—	(4)	(2)	(125)
Interest expense	6,646	6,113	28,065	31,645
Depreciation	25,974	22,466	99,559	89,743
Impairment	—	—	29,421	—
Income tax expense	115	3	488	10
EBITDA	55,868	53,183	211,407	186,498
Other financial items (a)	(3,869)	(299)	(8,853)	26,327
Adjusted EBITDA	$51,999	$52,884	$202,554	$212,825

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

·	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

·	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

·	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

·	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

·	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

·	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and Class B units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

·	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

·	KNOT Offshore Partners’ anticipated growth strategies;

·	the effects of a worldwide or regional economic slowdown;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	fluctuations in the price of oil;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

·	the length and cost of drydocking;

·	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

·	the repayment of debt and settling of any interest rate swaps;

·	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

·	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

·	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

·	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

·	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

·	timely purchases and deliveries of newbuilds;

·	future purchase prices of newbuilds and secondhand vessels;

·	any impairment of the value of KNOT Offshore Partners’ vessels;

·	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

·	acceptance of a vessel by its charterer;

·	termination dates and extensions of charters;

·	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

·	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

·	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

·	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

·	estimated future maintenance and replacement capital expenditures;

·	Marshall Islands economic substance requirements;

·	KNOT Offshore Partners’ ability to retain key employees;

·	customers’ increasing emphasis on climate, environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of KNOT Offshore Partners’ securities in the public market;

·	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

·	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.